

Mail Stop 4631

March 22, 2010

Matthew T. Farrell
Executive Vice President and
Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, N.J. 08543
By facsimile at (609) 497- 7177

> **Re: Church & Dwight Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-10585**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain why you remain eligible to utilize the automatic shelf registration statement on Form S-3 (333-157491), which became immediately effective upon filing on February 24, 2009. We note that the filing of your Form 10-K for the fiscal year ended December 31, 2009 serves as the Section 10(a)(3) update for the automatic shelf registration statement and that, at the time of the update, you are required to retest your eligibility to remain on the automatic shelf registration statement. As you aware, General Instruction I.A.3(b) of Form S-3 requires that

you must have timely filed all required reports during the twelve months preceding the filing of your registration statement. It appears as though the Form 8-K filed on March 17, 2009, reporting an event that occurred on March 10, 2009, was not timely filed. Please advise. Refer to Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations. Provide similar analysis for any outstanding effective registration statements on Form S-8.

Exhibits 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mathew T. Farrell
Church & Dwight Co., Inc.
March 22, 2010
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Jay Ingram, Legal Branch Chief (202) 551-3397 if you have questions.

       Sincerely,

       Jay Ingram
       Legal Branch Chief